ANNEX X
BYLAWS

Article 11 of CVM Instruction No. 481/09
Origin and Justification of the Proposed Amendments to the Bylaws

Report on the proposals to amend the Bylaws of Oi S.A. – In Judicial Reorganization

See below the table report detailing the origin and justification of the proposals to amend the wording of articles 2 and 5, *caput*, of the Company's Bylaws and analyzing its possible legal and economic effects, pursuant to article 11 of the CVM Instruction No. 481/09:

Current wording of the Bylaws	Wording proposed to the Bylaws	Justification
Article 2 - The object of the Company is to offer telecommunications services and all activities required or useful for the delivery of these services, in accordance with concessions, authorizations and permits granted thereto. **Sole Paragraph** - In connection with achieving of its object, the Company may include goods and rights of third parties in its assets, as well as: I. hold equity interests in the capital of other companies; II. organize fully-owned subsidiaries for the performance of activities comprising its object, which are recommended to be decentralized; III. perform or procure the importation of goods and services that are necessary for the execution of the activities comprised in its object; IV. render technical assistance services to other telecommunications companies,	**Article 2** - The object of the Company is to offer telecommunications services, in any of its categories, and to perform all activities required or useful for the delivery of these services, in accordance with concessions, authorizations and permits granted thereto. **Sole Paragraph** - In connection with achieving of its object, the Company may include goods and rights of third parties in its assets, as well as: I. hold equity interests in the capital of other companies; II. organize fully-owned subsidiaries for the performance of activities comprising its object, which are recommended to be decentralized; III. perform or procure the importation of goods and services that are necessary for the execution of the activities comprised in its object; IV. ~~render technical assistance services to other telecommunications~~	The purpose of the proposed amendments to the wording of article 2 of the Bylaws is to further detail certain activities that are already covered in Oi's current corporate purpose, since they required or useful for the performance of telecommunications services, as already set forth in article 2 of the Company's Bylaws. The amendments aim at providing further clarity and transparency with respect to the activities the Company performs or will perform as a result of the transfer of the spun-off portion of Brasil Telecom Comunicação Multimídia S.A. to the Company and in preparation for other corporate reorganization transactions contemplated for the Oi Companies, in the context of the process of creation of the Isolated Productive Units provided for in the Judicial Reorganization Plan. Therefore, the approval of the proposed amendments to the wording of article 2 of Oi's Bylaws will not give rise to withdrawal rights.

performing activities of common interest;	~~companies, performing activities of common interest~~provide services of maintenance and installation of network infrastructure and lease of physical means, including the placement of equipment, as well as perform activities related to access, storage, presentation, movement, retrieval and transmission of information, including consulting, project development, execution, implementation, marketing, operation, maintenance (technical assistance) and billing of systems related to these activities and other value-added services; ~~IV.~~V. operate in the specialized retail and wholesale trade of telecommunication services and telephony, communication, information technology and computer products, supplies and equipment; ~~V.~~VI. carry out the rental, maintenance, resale, operation, marketing and distribution of equipment, appliances and accessories, as well as the management, security and monitoring of mobile appliances, always in accordance with the licenses that confer such exploitation rights; VII. commercialize, including, but not limited to, dispose of, buy, sell, lend, lease for free, rent, donate goods and/or commodities necessary or useful for the operation of telecommunications services;	

V. perform research and development activities seeking to develop the telecommunications sector;	~~VI.~~ VIII. perform research and development activities seeking to develop the telecommunications and technology sector;	
VI. enter into contracts and agreements with other telecommunications service companies or any person or entity, seeking to ensure the operation of its services, without prejudicing its activities and responsibilities; and	~~VII.~~ IX. enter into contracts and agreements with other telecommunications service companies or any person or entity, seeking to ensure the operation of its services, without prejudicing its activities and responsibilities; ~~and~~	
	~~VIII.~~ X. develop, build and operate telecommunications networks and provide value added services, in particular: (i) alternative local access to data, video and voice ancillary services; (ii) internet access; and (iii) distribution of content in various formats, applications and additional services owned or provided by third parties;	
	~~IX.~~ XI. offer and manage content and connectivity solutions for data access, storage, presentation, movement and retrieval;	
	~~X.~~ XII. sell, license and assign the use of software;	
	~~XI.~~ XIII. provide online movie rental subscription service, owned by the Company and/or by third parties, via the internet;	
	XIV. distribute video on demand content from any available technology;	
	XV. provide Electronic Mass Communication Packaging services on a subscription basis;	

VII. perform other activities related or correlated to the Company's corporate object.	XVI. transmit publicity and advertising via the Internet, as well as provide promotion and marketing services; XVII. provide billing and collection services against its customers and those of third parties; XVIII. provide help-desk and customer support services, related to telecommunications and information technology and security, as well as maintain and manage any and all relationships with the end-user and the user derived from the Company's activities; XIX. offer and exploit integrated solutions, manage and provide services related to: (i) data center, including cloud, hosting and colocation; (ii) storage, processing and managing data, information, text, images, videos, applications and information systems and akin; (iii) information technology, (iv) information and communication security; (v) electronic security system, and (vi) internet of things; and XX~~VII~~. perform other activities related or correlated to the Company's corporate object, including to the activities set forth in this Sole Paragraph.	
Article 5 - The subscribed and fully paid-in capital stock is thirty-two billion, five hundred thirty-eight million, nine hundred thirty-seven thousand, three hundred seventy *reais* (R$ 32,538,937,370.00), represented by five billion, nine hundred fifty-four million, two hundred five thousand and one (5,954,205,001) shares, with five	**Article 5** - The subscribed and fully paid-in capital stock is thirty-two billion, five hundred thirty-eight million, nine hundred thirty-seven thousand, three hundred seventy *reais* (R$ 32,538,937,370.00), represented by six billion, five hundred and ninety-eight million, two hundred and twenty-four	Pursuant to the Protocol and Justification of the Merger of Telemar Norte Leste S.A. – In Judicial Reorganization with and into Oi S.A. – In Judicial Reorganization, appearing in Annex VIII to this Proposal, the Company will issue, as a result of the merger of Telemar Norte Leste S.A. – In Judicial Reorganzition ("Telemar"),

billion, seven hundred ninety-six million, four hundred seventy-seven thousand, seven hundred sixty (5,796,477,760) common shares and one hundred fifty-seven million, seven hundred twenty-seven thousand, two hundred forty-one (157,727,241) preferred shares, all of them registered and with no par value.	thousand and ninety-one (6,598,224,091)~~five billion, nine hundred fifty four million, two hundred five thousand and one (5,954,205,001)~~ shares, with six billion, four hundred and forty million, four hundred and ninety-six thousand, eight hundred and fifty (6,440,496,850)~~five billion, seven hundred ninety six million, four hundred seventy seven thousand, seven hundred sixty (5,796,477,760)~~ common shares and one hundred fifty-seven million, seven hundred twenty-seven thousand, two hundred forty-one (157,727,241) preferred shares, all of them registered and with no par value.	644,019,090 (six hundred forty-four million, nineteen thousand and ninety) registered common shares, with no par value, to replace 30,595,616 (thirty million, five hundred and ninety-five thousand, six hundred and sixteen) registered Class "A" preferred shares of Telemar. The new common shares to be issued by Oi will be held in treasury and will not result in any immediate dilution for the Company's current shareholders. Therefore, although the merger of Telemar will not result in any changes to Oi's shareholders' equity or to the amount of its capital stock, an amendment to the wording of the *caput* of article 5 of the Company's Bylaws will be required, in order to reflect the change in the total number of shares and in the number of common shares into which the capital stock will be divided.